August 11, 2005

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX (914) 640-8282</u>

Mr. Theodore W. Darnall
President, Principal Executive Officer
Westin Hotels Limited Partnership
1111 Westchester Avenue
White Plains, NY 10604

  Re: **Westin Hotels Limited Partnership**
     Form 10-K for the year ended December 31, 2004
     Filed March 31, 2005
     File No. 0-15097

Dear Mr. Darnall:

  We have completed our review of your Form 10-K and do not, at this time, have any further comments.

         Sincerely,

         Daniel L. Gordon
         Branch Chief